UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  LodgeNet Entertainment Corporation

Title of Class of Securities:  Common Stock, $1 par value

CUSIP Number:  540211109

       (Name, Address and Telephone Number of Person
    Authorized To Receive Notices and Communications)

                    Richard Cooperstein
            Red Coat Capital Management, L.L.C.
                350 Park Avenue, 5th Floor
                 New York, New York 10022

  (Date of Event which Requires Filing of this Statement)

                     January 31, 2000

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 540211109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Red Coat Capital Management, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         OO

5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         2,566,200

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         2,566,200

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

         2,566,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares    [ ]


13. Percent of Class Represented by Amount in Row (11)

         21.17%

14. Type of Reporting Person

         OO

CUSIP No.: 540211109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Red Coat Capital Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         1,737,964

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         1,737,964

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

         1,737,964

12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares     [ ]

13. Percent of Class Represented by Amount in Row (11)

         14.34%

14. Type of Reporting Person

         PN

CUSIP No.: 540211109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Kenneth L. Londoner

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         OO

5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         2,566,200

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         2,566,200

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

         2,566,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares    [ ]


13. Percent of Class Represented by Amount in Row (11)

         21.17%

14. Type of Reporting Person

         IN

The purpose of this Schedule 13D is to report the ownership of Red Coat Capital Management, L.L.C. ("RCCM"), Red Coat
Capital Partners, L.P. ("RCCP") and Kenneth L. Londoner
(collectively, the "Reporting Persons") in the Common Stock
(the "Common Stock") of LodgeNet Entertainment Corporation
(the "Issuer") of 21.17%, 14.34% and 21.17%, respectively, of the outstanding Common Stock.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock.

         The name and address of the principal executive and business office of the Issuer is:

         LodgeNet Entertainment Corporation
         3900 West Innovation Street
         Sioux Falls, South Dakota 57107

Item 2.  Identity and Background

         This statement is being filed on behalf of RCCM, a Delaware limited liability corporation, RCCP, a Delaware limited partnership and Kenneth L. Londoner, together the "Reporting Persons." RCCM has investment discretion over certain private investment funds for which it serves as general partner or investment manager. RCCP, a Delaware limited partnership, is a private investment fund which is managed by RCCM. Mr. Londoner is the managing member of RCCM. The principal office of the Reporting Persons is at 350 Park Avenue, 5th Floor, New York, New York 10022.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The funds for the purchase of the Common Stock deemed to be beneficially owned by RCCM and Mr. Londoner came from the working capital of their investment management clients. The funds for the purchase of the Common Stock owned by RCCP came from its own working capital. No funds were borrowed to purchase any of the Common Stock.


Item 4.  Purpose of Transactions

         The Common Stock deemed to be beneficially owned by the Reporting Persons is held for investment purposes.

         The Reporting Persons have not entered into any agreements or arrangements relating to the Common Stock.

         The Reporting Persons do not have any plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to the
Schedule 13D. The Reporting Persons reserves the right to acquire additional Common Stock, dispose of all or some of the Common Stock from time to time, or continue to hold the Common Stock.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, RCCM, RCCP and Mr. Londoner are deemed to beneficially own 2,566,200, 1,737,964 and 2,566,200 shares of the Common Stock. Based on information contained in the Issuer's Form 10-K dated March 29, 2000, as of March 22, 2000 there were 12,123,688 shares of Common Stock outstanding. Therefore, RCCM, RCCP and Mr. Londoner are deemed to beneficially own 21.17%, 14.34% and 21.17%, respectively of the outstanding shares of Common Stock. The Reporting Persons have the shared power to vote or direct the vote of all 2,566,200 shares of the Common Stock. The Reporting Persons have the power to dispose of or direct the disposition of all 2,566,200 shares of the Common Stock.
All transactions in the Common Stock effected by the Reporting Persons during the sixty days prior to January 31, 2000 through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.

         The Reporting Persons may be deemed to be beneficially owners of the shares of Common Stock. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, the Reporting Persons hereby declare that the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or

Relationships with Respect to Securities of the Issuer

         N/A

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Common Stock that were effected by the Reporting Persons during the 60 days prior to January 31, 2000 through the date of this filing is filed herewith as Exhibit B.

         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                          RED COAT CAPITAL MANAGEMENT, L.L.C.

                          By: /s/ Kenneth L. Londoner
                              _____________________________
                              Kenneth L. Londoner
                              Managing Member


                          RED COAT CAPITAL PARTNERS, L.P.

                          By: Red Coat Capital Management,
                              L.L.C.
                              General Partner

                          By: /s/ Kenneth L. Londoner
                              _____________________________
                              Kenneth L. Londoner
                              Managing Member


                              /s/ Kenneth L. Londoner
                              _____________________________
                              Kenneth L. Londoner

June 20, 2000

                                                   Exhibit A



                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

June 20, 2000 relating to the Common Stock of LodgeNet

Entertainment Corporation shall be filed on behalf of the

undersigned.

                           RED COAT CAPITAL MANAGEMENT, L.L.C.

                           By: /s/ Kenneth L. Londoner
                               _____________________________
                               Kenneth L. Londoner
                               Managing Member


                           RED COAT CAPITAL PARTNERS, L.P.

                           By: Red Coat Capital Management,
                               L.L.C.
                               General Partner

                           By: /s/ Kenneth L. Londoner
                               _____________________________
                               Kenneth L. Londoner
                               Managing Member


                               /s/ Kenneth L. Londoner
                               _____________________________
                               Kenneth L. Londoner

                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS


                                              Price Per Share
  Date        Shares Purchased or (Sold)  (excluding commission)
  ____        __________________________   _____________________

Dec 03 1999                (500)                   17.625
Dec 03 1999                (500)                   17.625
Dec 03 1999                7,500                   18.1658
Dec 06 1999                2,000                   17.875
Dec 06 1999              (2,000)                   17.5
Dec 06 1999              (4,000)                   17.5
Dec 06 1999             (19,000)                   17.5
Dec 07 1999                3,500                   17.9554
Dec 07 1999              (1,000)                   17.8056
Dec 07 1999              (2,000)                   17.8056
Dec 07 1999              (2,500)                   18.25
Dec 07 1999              (4,500)                   17.8056
Dec 07 1999             (10,000)                   17.8056
Dec 07 1999              (5,000)                   17.8056
Dec 08 1999               10,000                   17.4479
Dec 08 1999                5,000                   17.4479
Dec 09 1999                1,000                   18.5
Dec 09 1999               40,000                   18.2853
Dec 09 1999               10,000                   18.2853
Dec 10 1999              (1,000)                   18.5
Dec 10 1999              (9,000)                   18.5
Dec 13 1999               22,500                   18.6806
Dec 14 1999                5,000                   18.5625
Dec 15 1999                1,000                   18.125
Dec 20 1999                7,000                   18
Dec 20 1999                3,000                   18
Dec 21 1999                2,500                   18.255
Dec 22 1999                2,500                   18.25
Dec 23 1999               17,000                   18.3094
Dec 23 1999                3,000                   18.3094
Dec 27 1999                5,000                   18.4188
Dec 28 1999                5,000                   19.125
Dec 28 1999                2,500                   19.125
Dec 28 1999                5,000                   19.125
Dec 29 1999                7,500                   19.1875
Dec 29 1999               10,000                   19.44
Dec 29 1999              (5,000)                   20
Dec 30 1999                5,000                   22.2
Dec 30 1999               25,000                   22.1805
Dec 30 1999              (2,500)                   22.325
Dec 30 1999              (5,000)                   22.325

Dec 30 1999              (5,000)                   22.325
Dec 30 1999              (5,000)                   22.325
Dec 30 1999              (7,500)                   22.325
Dec 30 1999             (25,000)                   22.325
Dec 30 1999                2,500                   22.2
Dec 30 1999                2,500                   22.2
Dec 31 1999               11,000                   24.5795
Dec 31 1999              (1,500)                   23.975
Dec 31 1999              (5,000)                   23.5
Dec 31 1999             (11,000)                   23.975
Jan 05 2000                9,544                   22.5946
Jan 05 2000               25,000                   22.5946
Jan 05 2000                  456                   22.5946
Jan 07 2000               23,861                   20.1875
Jan 07 2000                1,139                   20.1875
Jan 10 2000               28,527                   22.1354
Jan 10 2000                1,473                   22.1354
Jan 12 2000               47,544                   20.35
Jan 12 2000                2,456                   20.35
Jan 13 2000               25,000                   19.65
Jan 14 2000                6,656                   19.9841
Jan 14 2000                  600                   19.9841
Jan 14 2000               20,000                   19.9841
Jan 14 2000                  344                   19.9841
Jan 19 2000               60,000                   22.1911
Jan 20 2000                7,500                   24.0833
Jan 21 2000               11,411                   24.4271
Jan 21 2000               10,000                   24.6206
Jan 21 2000                  589                   24.4271
Jan 24 2000               14,263                   24.0375
Jan 24 2000               10,000                   24.0375
Jan 24 2000               10,000                   24.4813
Jan 24 2000                  737                   24.0375
Jan 25 2000                5,000                   24.1413
Jan 26 2000               40,000                   25.1798
Jan 31 2000               25,000                   23.4825
Feb 01 2000                (870)                   20.7917
Feb 01 2000                (913)                   22
Feb 01 2000              (1,931)                   22
Feb 01 2000              (9,480)                   20.4375
Feb 01 2000             (13,350)                   20.7917
Feb 01 2000                 (26)                   22
Feb 01 2000                (130)                   22
Feb 01 2000                (191)                   20.7917
Feb 01 2000                (520)                   20.4375
Feb 01 2000                (589)                   20.7917
Feb 02 2000                  469                   20.5
Feb 02 2000              (4,740)                   20.375
Feb 02 2000              (2,000)                   20.375
Feb 02 2000              (3,000)                   20.375
Feb 02 2000                   31                   20.5

Feb 02 2000                (260)                   20.375
Feb 04 2000                1,407                   20.99
Feb 04 2000                  500                   20.99
Feb 04 2000                  500                   20.99
Feb 04 2000                   93                   20.99
Feb 07 2000                6,566                   21.375
Feb 07 2000                3,000                   21.375
Feb 07 2000                  434                   21.375
Feb 08 2000               12,194                   21.9766
Feb 08 2000                7,000                   21.9766
Feb 08 2000                  806                   21.9766
Feb 09 2000               14,070                   21.9688
Feb 09 2000                5,000                   21.9688
Feb 09 2000                  930                   21.9688
Feb 10 2000                4,690                   22.25
Feb 10 2000                  310                   22.25
Feb 14 2000               14,070                   22.75
Feb 14 2000                  930                   22.75
Feb 15 2000                4,690                   23
Feb 15 2000                5,000                   22.895
Feb 15 2000                  310                   23
Feb 16 2000                4,690                   23.55
Feb 16 2000                9,380                   23
Feb 16 2000                  310                   23.55
Feb 16 2000                  620                   23
Feb 17 2000                5,816                   23.9496
Feb 17 2000                  384                   23.9496
Feb 18 2000                4,690                   24.0179
Feb 18 2000                2,000                   24.0179
Feb 18 2000                  310                   24.0179
Feb 22 2000                4,690                   24.8958
Feb 22 2000               10,000                   24.8958
Feb 22 2000                  310                   24.8958
Feb 23 2000              (3,934)                   24
Feb 23 2000              (4,690)                   24
Feb 23 2000              (4,690)                   24
Feb 23 2000              (4,690)                   24
Feb 23 2000              (4,690)                   24
Feb 23 2000              (4,690)                   24
Feb 23 2000              (5,816)                   24
Feb 23 2000              (8,635)                   24
Feb 23 2000              (9,380)                   24
Feb 23 2000             (14,070)                   24
Feb 23 2000                (500)                   24
Feb 23 2000                (500)                   24
Feb 23 2000                (500)                   24
Feb 23 2000                (600)                   24
Feb 23 2000              (2,000)                   24
Feb 23 2000              (2,500)                   24
Feb 23 2000              (3,000)                   24
Feb 23 2000             (25,000)                   24.25

Feb 23 2000                 (65)                   24
Feb 23 2000                 (66)                   24
Feb 23 2000                (310)                   24
Feb 23 2000                (310)                   24
Feb 23 2000                (310)                   24
Feb 23 2000                (310)                   24
Feb 23 2000                (310)                   24
Feb 23 2000                (384)                   24
Feb 23 2000                (620)                   24
Feb 23 2000                (930)                   24
Feb 24 2000                9,380                   25.0565
Feb 24 2000              (4,170)                   24.1224
Feb 24 2000              (9,380)                   24.1224
Feb 24 2000                  620                   25.0565
Feb 24 2000                (130)                   24.1224
Feb 24 2000                (620)                   24.1224
Feb 25 2000               18,760                   24.8536
Feb 25 2000               22,000                   24.8536
Feb 25 2000                1,240                   24.8536
Feb 28 2000                9,380                   25.1375
Feb 28 2000                (469)                   24.5
Feb 28 2000                (569)                   24.5
Feb 28 2000              (1,407)                   24.5
Feb 28 2000              (6,566)                   24.5
Feb 28 2000              (8,811)                   25.5
Feb 28 2000              (8,875)                   24.5
Feb 28 2000             (12,194)                   24.5
Feb 28 2000             (14,070)                   24.5
Feb 28 2000             (15,722)                   24.5
Feb 28 2000             (18,760)                   24.5
Feb 28 2000              (2,000)                   24.5
Feb 28 2000              (5,000)                   24.5
Feb 28 2000              (6,000)                   24.5
Feb 28 2000             (12,000)                   24.5
Feb 28 2000                  620                   25.1375
Feb 28 2000                (131)                   24.5
Feb 28 2000                (489)                   25.5
Feb 28 2000                (806)                   24.5
Feb 28 2000                (913)                   24.5
Feb 28 2000              (1,240)                   24.5
Feb 28 2000              (1,278)                   24.5
Feb 29 2000                6,566                   26
Feb 29 2000                3,000                   26
Feb 29 2000                  434                   26
Mar 01 2000                4,690                   26.125
Mar 01 2000              (2,953)                   26.25
Mar 01 2000              (4,690)                   26.25
Mar 01 2000              (6,566)                   26.25
Mar 01 2000                  310                   26.125
Mar 01 2000                 (17)                   26.25
Mar 01 2000                 (30)                   26.25

Mar 01 2000                (310)                   26.25
Mar 01 2000                (434)                   26.25
Mar 02 2000                2,345                   24.625
Mar 02 2000                2,500                   24.625
Mar 02 2000                  155                   24.625
Mar 03 2000               23,450                   25.1375
Mar 03 2000              (9,472)                   24.125
Mar 03 2000                1,550                   25.1375
Mar 03 2000                (528)                   24.125
Mar 09 2000              (4,735)                   23
Mar 09 2000              (6,630)                   23.25
Mar 09 2000              (2,000)                   23.25
Mar 09 2000              (3,000)                   23.25
Mar 09 2000                (265)                   23
Mar 09 2000                (370)                   23.25
Mar 10 2000              (2,345)                   21.6667
Mar 10 2000              (2,613)                   21.6667
Mar 10 2000             (14,931)                   21.6667
Mar 10 2000                  500                   22.8125
Mar 10 2000              (2,000)                   21.6667
Mar 10 2000              (7,000)                   21.6667
Mar 10 2000                 (31)                   21.6667
Mar 10 2000                 (41)                   21.6667
Mar 10 2000                 (93)                   21.6667
Mar 10 2000                (155)                   21.6667
Mar 10 2000                (387)                   21.6667
Mar 10 2000                (404)                   21.6667
Mar 13 2000               23,450                   21.4912
Mar 13 2000                3,500                   21.4912
Mar 13 2000              (2,000)                   21.625
Mar 13 2000                1,550                   21.4912
Mar 24 2000                1,240                   19.9688
Mar 24 2000               18,760                   19.9688
Mar 27 2000               20,000                   21.125
Mar 27 2000                5,000                   21.125
Mar 27 2000                9,380                   20.5
Mar 27 2000                  620                   20.5
Mar 30 2000                9,380                   20.25
Mar 30 2000                  620                   20.25
Mar 30 2000               10,000                   20.25
Mar 30 2000                5,000                   20.25
Mar 31 2000                7,000                   20.2125
Mar 31 2000                5,500                   20.2125
Apr 04 2000               14,070                   19.9325
Apr 04 2000                  930                   19.9325
Apr 04 2000                3,000                   19.9325
Apr 04 2000                9,500                   19.9325
Apr 05 2000               10,000                   19.4063
Apr 05 2000               10,000                   19.4063
Apr 06 2000               18,760                   20.2813
Apr 06 2000                1,240                   20.2813

Apr 06 2000               10,000                   20.2813
Apr 06 2000                5,000                   20.2813
Apr 07 2000                6,570                   22.9375
Apr 07 2000                  430                   22.9375
Apr 07 2000                3,000                   22.9375
Apr 11 2000                5,650                   22.5048
Apr 11 2000                  350                   22.5048
Apr 11 2000                3,000                   22.5048
Apr 11 2000                4,000                   22.5048
Apr 12 2000                9,415                   24.5688
Apr 12 2000                  585                   24.5688
Apr 12 2000                5,000                   24.5688
Apr 12 2000                5,000                   24.5688
Apr 13 2000                1,880                   23.225
Apr 13 2000                  120                   23.225
Apr 13 2000                2,500                   23.225
Apr 13 2000                3,000                   23.225
Apr 14 2000                5,649                   23.8333
Apr 14 2000                  351                   23.8333
Apr 14 2000                3,500                   23.8333
Apr 14 2000                5,500                   23.8333
































                               18
02108003.AA5